September 8, 2006

MAIL STOP 3561

<u>via U.S. mail and facsimile</u>

Ernest W. Letiziano, President
Signet International Holdings, Inc.
205 Worth Avenue, Suite 316
Palm Beach, Florida 33480

Re: Signet International Holdings, Inc.
      Form SB-2, Amendment 1 filed July 31, 2006
      File No. 333-134665

Dear Mr. Letiziano:

    We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

  1. Describe in detail, wherever appropriate, the plan for a "business acquisition or combination transaction" which you have referenced in the fourth paragraph under "Capital Resources and Liquidity" on page 23. Your currently disclosed business plan does not appear to include acquisitions or combinations, other than the LPTV station acquisitions; therefore, please explain the following statement: "Our need for capital may change dramatically as a result of any business acquisition or

combination transaction in connection with the implementation of our business plan. There can be no assurance that we will identify any such business, product, technology or company suitable for acquisition in the future. Further, there can be no assurance that we would be successful in consummating any acquisition on favorable terms or that we will be able to profitably manage the business, product, technology or company we acquire."

In addition, include in the fourth paragraph under "Capital Resources and Liquidity," on page 23, your response to comment number seventy-four of our letter dated July 10, 2006. Also, discuss in detail your plan for a "business acquisition or combination transaction." Disclose whether you have entered into any discussions or negotiations with any of these potential acquisition candidates and discuss the current status. Any agreements, preliminary or otherwise, should be filed as exhibits. Furthermore, please note the financial statement requirement for probably acquisitions as specified in Item 310 of Regulation S-B. We may have further comment.

Risk Factors, page 3

2. Further revise the sixth risk factor and any other applicable section of the prospectus to eliminate any ambiguity regarding whether or not you currently own any FCC licenses, including, but not necessarily limited to, the following statements in the sixth risk factor:

- "Failure to comply with these rules could result loss of our licenses and/or disapproval of our proposed acquisitions."

- "In particular, the Company's business will be dependent upon its continuing to hold television broadcast licenses from the FCC, which licenses, since January 1997, are issued for maximum terms of eight years."

- "While in the vast majority of cases such licenses are renewed by the FCC, there can be no assurance that the Company's licenses will be renewed at their expiration dates. If licenses were not renewed or acquisitions approved, we may lose revenue that we otherwise could have earned."

3. Further revise the sixth risk factor and any other applicable section of the prospectus to eliminate any ambiguity regarding whether or not you currently own any broadcast properties, including, but not necessarily

limited to the following disclosure:

> "Federal regulation of the broadcasting industry limits our operating flexibility, which may affect our ability to generate revenue or reduce our costs. In addition, Congress and the FCC currently have under consideration, and may in the future adopt, new laws, regulations and policies regarding a wide variety of matters (including technological changes) that could, directly or indirectly, materially and adversely affect the operation and ownership of our broadcast properties."

Selling Security Holders, page 7

4. In the third paragraph of this section, specify the changes you are referencing. Disclose that you will file a post-effective amendment to disclose changes in the security holders which occur after the effectiveness of the registration statement.

Plan of Distribution, page 9

5. As we requested in prior comment number thirty of our letter dated July 10, 2006, please disclose that any commissions received by broker-dealers and any profit on the resale of shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act.

Directors, Executive Officers, Promoters and Control Persons, page 11

6. Please revise the first sentence of this section since one person serves as the company's sole officer and sole director.

Description of Securities, page 13

7. With regard to the number of votes each holder of preferred stock is entitled to for each share of preferred stock, please reconcile the disclosure and your response to comment thirty-nine of our letter dated July 10, 2006.

Business of Issuer, page 16

8. Please file as an exhibit the document which you have referenced in your response to comment number forty-one of our letter dated July 10, 2006.

Exhibits

9. Please reference comment number forty-one of our letter dated July 10, 2006. Resolve the inconsistency between your response that the correct exhibit is filed with this registration statement and the fact that the filing which you have incorporated by reference as the location of the accurate stock purchase agreement contains only an agreement between Scott Raleigh and Signet Entertainment Corporation. Revise the list of exhibits or, if applicable, file an accurate stock purchase agreement.

10. We note that your agreement with Triple Play Media refers to Triple Play as a corporation to be formed. Please address the enforceability of this agreement under applicable state law with a view toward disclosure.

11. We have reviewed your response to comment forty-three of our letter dated July 10, 2006. We are unable to find your updated exhibit.

Distribution page 18

12. Please disclose whether or not you have had any discussions or negotiations with any in-home satellite services such as Direct TV, Dish Network, and digital cable companies. Also, disclose whether or not you have had any agreements with any of them.

Programming, page 17

13. We have reviewed your response to comment number sixty-two in our letter dated July 10, 2006. Please identify your current competition.

Digital Terrestrial Broadcasting Network, page 19

14. As we have requested in comment number sixty-four of our letter date July 10, 2006, please provide us with copies of, or excerpts from, reports or publications which you have referenced in the second paragraph of this section.

Hi-Definition Television, page 19

15. Please revise the following two sentences to remove the impression that that you have already entered into the agreement: "The proposal offers exciting new features that we will make available as a new delivery system. We expect to deliver HDTV (High Definition Television) to our viewers throughout the world."

Government Regulation, page 20

16. Disclose whether you have applied for any licenses. If not clarify when you intend to do so. State how long the process takes. Also, state the effect that the waiting period will have on your business.

Plan of Operations, page 21

17. Please revise the following statement in the fourth paragraph of this section to avoid the impression that you already have LPTV subsidiaries and that they are profitable: "We anticipate for the next 12 months, excluding the costs of any LPTV station acquisitions, our operational as well as general and administrative expenses excluding any consolidated costs from our profitable LPTV subsidiaries will total $126,000 (our emphasis)."

18. We reissue comment number sixty-nine of our letter dated July 10, 2006. You have not sufficiently detailed the actions you will take. Also, please provide more definite time frames. Ensure that you include a detailed discussion of the principal steps involved in acquiring LPTV stations and the time each step takes.

19. Please disclose and describe "the stations" you have identified in the following statement from the first paragraph following the table: "We cannot assure investors that we will be able to raise sufficient capital. In the absence of additional funding, we may not be able to purchase some of the stations we have identified." Also, with respect to identified stations, please address comment one above.

Description of Property, page 23

20. Please reconcile within this section the disclosure regarding the terms of the lease.

Certain Relationships and Related Transactions, page 23

21. We reissue comment number seventy-six of our letter dated July 10, 2006. The word "promoters" as used in this comment and defined in Rule 405 of Regulation C, refers to a person who starts or develops a business. It appears that you have interpreted it to refer to a person who publicizes or markets a company's services or products.

Executive Compensation, page 25

> 22. We reissue comment number seventy-seven of our letter dated July 10, 2006.

Consolidated Financial Statements, December 31, 2005 and 2004

Note J – Commitments, page F-12

Triple Play Management Agreement, page F-13

> 23. Revise to clarify if Signet will pay Triple Play the management fees described in a) and b), in addition to the approximate $15 million or whether the $15 million is to be paid via the fees described in a) and b).

Big Vision Management Contract, page F-14

> 24. Revise to disclose the meaning of "most favored nation basis" and "industry standard rate" in the notes to the financial statements.

Broadcast Property Acquisition, page F-14

> 25. In this footnote you state you will pay FreeHawk a total of $250,000 in cash. Yet on page 16, you state you will pay FreeHawk $450,000 in cash. Please revise to provide consistent information throughout the document.

Recent Sales of Unregistered Securities, page II-1

> 26. For the February 2, 2005 issuance of stock, clarify whether general solicitation or advertising were used.

> 27. For the February 2, 2005 and the September 8, 2005 issuances of stock provide the following information: state whether the investors were sophisticated and/or accredited; and clarify what information was provided to investors.

> 28. As we requested in comment number seventy-nine of our letter dated July 10, 2006, please discuss the valuation of the stock exchanged in the share exchange between the Company and Signet Entertainment Corporation.

Exhibits

29. Although you have stated in your response to comment number eighty-two of our letter dated July 10, 2006, that you filed an amended 8-K, we are unable to locate this filing; therefore, we reissue the comment.

30. We reissue comments numbers eighty-three, eighty-four and eighty-five of our letter dated July 10, 2006.

31. Please file an amended letter from your landlord, which letter includes the duration of the lease.

32. We reissue that part of comment number eighty-eight of our letter dated July 10, 2006 which requested that you provide a legal analysis for the potential legal liability under the federal securities laws for the public disclosure of Exhibits 99.1 and 99.2.

Form 10-KSB for the fiscal year ended December 31, 2005

33. We reissue comments numbers ninety, ninety-one and ninety-two of our letter dated July 10, 2006.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Babette Cooper at (202) 551-3396 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc: Gregg Jaclin, Esq.
By facsimile to (732) 577-1188